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                             January 25, 2024

       Mohit Kabra
       Group Chief Financial Officer
       MakeMyTrip Limited
       19th Floor, Building No. 5
       DLF Cyber City
       Gurugram, India 122002

                                                        Re: MakeMyTrip Limited
                                                            Schedule TO-I Filed
January 17, 2024
                                                            File No. 005-85619

       Dear Mohit Kabra:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-I Filed January 17, 2024

       General

   1. We note your disclosure on page 1 of the Repurchase Right Notice that the Expiration
                                                        Date is 5:00 p.m., New
York City time, on Tuesday, February 13, 2024. Please revise the
                                                        Repurchase Right Notice
so that the Repurchase Right is open for 20 full business days in compliance with Rule
14e-1(a). In this respect, Rule 13e-4(a)(3) defines the term
                                                           business day    to
mean    any day, other than Saturday, Sunday, or a federal holiday, and shall consist of the
time period from 12:01 a.m. through 12:00 midnight Eastern Time
                                                        (emphasis added).
Please also make corresponding changes to the disclosure regarding withdrawals of
Repurchase Right exercises, such as shown on page 7 of the Repurchase
                                                        Right Notice under
"Until what time may I withdraw my previous exercise of the
                                                        Repurchase Right?"
   2. At the top of page 5 of the Repurchase Right Notice, you state that the information in the
                                                        Summary Term Sheet
is not complete.    While a summary term sheet is necessarily a
 Mohit Kabra
MakeMyTrip Limited
January 25, 2024
Page 2
         condensed version of the disclosure that appears elsewhere in the offer materials, it should describe all of the most material terms of the proposed transaction. See Item 1 of Schedule
         TO and Item 1001 of Regulation M-A. Please modify this disclosure to avoid characterizing the Summary Term Sheet as incomplete.
Right of Withdrawal, page 13

3. Refer to the following disclosure made on page 14 of the Repurchase Right Notice:
            Holders are advised that if they timely surrender Notes for purchase under the
         Repurchase Right, they are also permitted to withdraw such Notes on Thursday, March
         14, 2024 (New York City time) in the event that we have not yet accepted the Notes for
         payment as of that time.    It does not appear that March 14, 2024 is
the 40th business day
         (as defined in Rule 13e-4(a)(3)) after commencement of the Repurchase Right. Please revise or advise.
4.       Refer to the following statement made on page 14 of the Repurchase
Right Notice:    We
         will determine all questions as to the validity, form and eligibility, including time of
         receipt, of notices of withdrawal.    Please revise this statement to
include a qualifier that
         Holders are not foreclosed from challenging your determination in a court of competent jurisdiction.
Plans or Proposals of the Company, page 14

5. The disclosure in this section regarding any plans, proposals, or negotiations of the
         Company is qualified by (i) any previous public disclosure by the Company and (ii) the
         materiality of such plans, proposals, or negotiations to a Holder   s
decision to exercise
         their Repurchase Right. Please revise this section to remove this qualifying language and describe (or specifically incorporate by reference) any of the Company's plans, proposals, or negotiations. See Instruction E to Schedule TO and Item 1006(c) of Regulation M-A.
Agreements Involving the Company's Securities, page 15

6. The last two sentences of this section are qualified by the materiality of such agreements to the Repurchase Right or the Notes. Please revise these sentences to remove this qualifying language and describe any agreements, arrangements, or understandings between (i) the Company or its directors and executive officers and
(ii) any other person
         with respect to any of the Company   s securities, regardless if they
are related to the
         Repurchase Right or not. See Item 5 of Schedule TO and Item 1005(e) of Regulation M-
         A.
Additional Information, pageKabra
FirstName LastNameMohit      17
Comapany
7.     The NameMakeMyTrip      Limited
           SEC no longer maintains   a public reference room where filings can
be inspected and
Januarycopied by the
        25, 2024 Pagepublic.
                       2     Please revise the disclosure in this section
accordingly.
FirstName LastName
 Mohit Kabra
FirstName  LastNameMohit Kabra
MakeMyTrip    Limited
Comapany
January 25,NameMakeMyTrip
            2024           Limited
January
Page 3 25, 2024 Page 3
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions